WEST COAST VENTURES GROUP CORP.

6610 Holman St, Unit 301

Arvada, Colorado

80004

OCTOBER 30, 2019

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  West Coast Ventures Group Corp.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-1 Filed October 11, 2019

File No. 333-231223

Ladies and Gentleman:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Bakken Resources, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of its Post-Effective Amendment No.1 to Registration Statement on Form S-1, together with all exhibits thereto (“POS-AM”). The POS-AM was filed with the SEC on October 11, 2019.

No securities have been sold under the POS-AM or in connection with the offering. The Company requests that the SEC consent to this request on the grounds that it has no current intent to offer and sell registered shares of its capital stock and that withdrawal of the POS-AM is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the POS-AM. However, the Company requests, in accordance with Rule 457(p) of the Act, that all fees paid to the SEC in connection with the filing of the POS-AM be credited to the Company’s account for offset against the filing fee for any future registration statement.

Please send copies of any written order granting withdrawal of the POS-AM to the Company’s counsel, Law Offices of Michael S. DeBenon, 5000 Birch Street, West Tower, Suite 3000, Newport Beach, CA 92660 and to the Company via email at info@illegalburger.com.

Very truly yours,

WEST COAST VENTURES GROUP CORP.

By: /s/ James M. Nixon
James M. Nixon
Chief Executive Officer